Exhibit 99.

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ACHIEVES RECORD PRODUCTION OF 134,600 OUNCES IN 2013
AND 51,700 OUNCES DURING FOURTH QUARTER

•	Record annual gold production of 134,600 ounces in 2013 (952,700 tonnes at average grade of 4.6 grams per tonne) at top end of Company’s guidance of 120,000 – 135,000 ounces

•	Record quarterly gold production of 51,700 ounces in fourth quarter 2013 from processing 321,800 tonnes at average grade of 5.2 grams per tonne

•	December 2013 production totaled 17,500 ounces from processing 109,000 tonnes at average grade of 5.2 grams per tonne

•	Company achieves net free cash flow in fourth quarter 2013, cash and bullion at December 31, 2013 of approximately $34.0 million

•	Company targeting to grow production to 160,000 – 180,000 ounces of gold in 2014.

TORONTO, ONTARIO -- (Marketwired – January 7, 2014) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced record results for both the full year and fourth quarter 2013. For the full year, production in 2013 was a record 134,600 ounces, an increase of 57% from the 85,800 ounces produced in 2012 and at the top end of the Company’s guidance of 120,000 – 135,000 ounces. A total of 952,700 tonnes was processed in 2013 at an average grade of 4.6 grams per tonne. Mill recoveries for the year averaged 95.8%. Gold poured in 2013 totaled 129,600 ounces with gold sales of 135,550 ounces at an average price of US$1,377 per ounce.

For the fourth quarter of 2013, the Company reported production of 51,700 ounces of gold, more than double the 23,700 ounces produced in the same quarter in 2012 and 68% greater than the previous quarterly record of 30,800 ounces in the second quarter of 2013. Mill throughput during the fourth quarter totaled 321,800 tonnes (3,500 tonnes per day) at an average grade of 5.2 grams per tonne with average mill recoveries of 96.3%. Total gold poured for the fourth quarter of 2013 was 51,400 ounces, while gold sales totaled 49,600 ounces at an average price of US$1,261 per ounce.

Production during December 2013 totaled 17,500 ounces, which resulted from processing 109,000 tonnes (3,520 tonnes per day) at an average grade of 5.2 grams per tonne. Gold poured during the month totaled 17,000 ounces.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We achieved a major milestone in the fourth quarter of 2013, posting our first ever quarter of net free cash flow. Cash and bullion at December 31, 2013 totaled approximately $34.0 million compared to $15.2 million at the end of September. After several years of effective development, construction and investment, it is extremely gratifying to see our operations meeting our targets and generating cash. Our strong performance in the fourth quarter included record production, mill throughput that exceeded target levels and average grades that remained over 5.0 grams per tonne to the end of the year. Full-year production of 134,600 ounces was also a record and achieved the top of our production guidance. Entering 2014, we expect to produce 160,000 – 180,000 ounces of gold, further reduce debt levels and continue to generate net free cash flow assuming current gold prices.”

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2013	Sept. 30, 2013	Dec. 31, 2012	Dec. 31, 2013	Sept 30, 2012
Tonnes milled	321,800	202,300	181,600	952,700	719,300
Recovery (%)	96.3	95.2	96.0	95.8	96.3
Grade (grams/tonne)	5.2	4.7	4,2	4.6	3.9
Gold Ounces
Production	51,700	28,900	23,700	134,600	85,800
Poured	51,400	25,900	24,000	129,600	85,200
Sales	49,600	32,300	19,900	135,550	83,800
Gold price (US$/ounce)	1,261	1,324	1,719	1,377	1,666

Details of the Company’s financial performance, including capital and operating costs, will be included in its fourth quarter and full-year 2013 financial results to be released in March 2014.

Qualified Person

Mine development and operating activities at the Company's Timmins asset are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person ("QP") as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

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